

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

November 18, 2008

Mr. R. Thomas Kidd
Chairman, President and Chief Executive Officer
Domark International, Inc.
1809 East Broadway #125
Oviedo, Florida 32765

      Re: **Domark International, Inc.**
              Item 4.01 Form 8-K/A#1
              Filed: November 17, 2008
              File No. 333-136247

Dear Mr. Kidd:

      We have reviewed your amended Form 8-K and your response letter dated November 17, 2008 and we have the following comments.

Form 8-K
Item 4.01

1. We reiterate comment 1 of our letter dated October 9, 2008. Please clarify the disclosure in the fourth and fifth paragraphs of Item 4.01 of your Form 8-K.   Your disclosure should clearly state whether there have been disagreements and/or reportable events during your two most _recent_ fiscal years and any subsequent interim period through the date of dismissal of your prior auditor.

2. Similarly, we reiterate comment 2 of our letter dated October 9, 2008.   Please clarify the eighth paragraph of Item 4.01 of your Form 8-K. Your disclosure should clearly state whether there were consultations with your new accountant during the two most _recent_ fiscal years and the subsequent interim periods, prior to September 8, 2008, the date your new accountant was engaged.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call Joseph M. Kempf, Senior Staff Accountant, (202) 551-3352.

Sincerely,

Robert Littlepage
Accountant Branch Chief